Mail Stop 4561

September 6, 2006

By U.S. Mail and Facsimile to (630) 495-2092

Mr. Duane G. Debs
President and Chief Financial Officer
West Suburban Bancorp, Inc.
711 South Meyers Road
Lombard, Illinois 60148

> **Re:** **West Suburban Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 000-17609**

Dear Mr. Debs:

We have reviewed your response dated August 8, 2006, and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In our letter dated July 25, 2006, we requested that you acknowledge the following:

     • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your response does not appear to indicate such acknowledgements. Please provide these acknowledgements in response to this comment letter.

Selected Financial Data, page 30

2. Please refer to prior comment 5. We believe the addition of the common stock in the ESOP, subject to the contingent repurchase obligation, to shareholders' equity constitutes a non-GAAP measure as defined by Item 2(a) of SEC Release 34-47226. Please revise your future filings to include the disclosures previously requested.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. In your response, please represent to us your intention to revise your future filings and provide us with your intended disclosures to be included in your future filings. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant